Exhibit 99.3
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
Goldcorp Inc. (“Goldcorp”)
Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8
2.	Date of Material Change
June 1, 2009
3.	News Releases
News releases with respect to the material change referred to in this report were issued through Marketwire on June 1, 2 and 5, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).
4.	Summary of Material Change
On June 1, 2009, Goldcorp announced that it entered into an agreement with a group of initial purchasers to issue and sell $750 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2014 in a private offering which subsequently closed on June 5, 2009. The initial purchasers exercised their over-allotment option to purchase an additional $112.5 million principal amount of notes such that, in the aggregate, $862.5 million principal amount of notes were issued. Goldcorp received net proceeds of approximately $839.9 million from the offering of the notes.
5.	Full Description of Material Change
On June 1, 2009, Goldcorp announced that it entered into an agreement with a group of initial purchasers to issue and sell $750 million aggregate principal amount of its 2.00% Convertible Senior Notes due 2014 (the “notes”) in a private offering which subsequently closed on June 5, 2009. The initial purchasers exercised their over-allotment option to purchase an additional $112.5 million principal amount of notes such that, in the aggregate, $862.5 million principal amount of notes were issued. Goldcorp received net proceeds of approximately $839.9 million from the offering of the notes. Goldcorp intends to use approximately $330.0 million of the net proceeds from the sale of the notes to repay indebtedness under its revolving term credit facility, with the balance to be used for general corporate purposes, including capital expenditures.
The notes bear interest at a rate of 2.00% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014. The notes have an initial conversion rate of 20.8407 Goldcorp common shares per $1,000 principal amount of converted notes, representing an initial conversion price of approximately $47.98 per common share, which is approximately 130% of the closing price of Goldcorp common shares on the New York Stock Exchange on June 1, 2009. The conversion rate is subject to certain anti-dilution adjustments and adjustment in connection with specified corporate events. The notes will be convertible at any time from May 1, 2014. Prior to May 1, 2014, the notes may only be converted if Goldcorp common shares have traded at 130% of the conversion price or upon the occurrence of certain other events. Upon conversion, Goldcorp may, in lieu of delivery of its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.

Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2008, available on www.sedar.com, and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Charles Jeannes, President and Chief Executive Officer of Goldcorp at (604) 696-3000.
9.	Date of Report
June 5, 2009.